================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 --------------

                                    FORM 11-K

      (Mark One)
/ X / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act
            of 1934

                      For the year ended December 31, 2001

                                       OR

 /  / Transition Report Pursuant to Section 15(d) of the Securities Exchange
            Act of 1934

              For the transition period from ________ to _________


                        Commission File Number 001-15153


                           BLOCKBUSTER INVESTMENT PLAN

     ----------------------------------------------------------------------
                            (Full title of the plan)





                                BLOCKBUSTER INC.

     ----------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)




                                 1201 Elm Street
                              Dallas, Texas, 75270
      --------------------------------------------------------------------
                    (Address of principal executive offices)

================================================================================

                           BLOCKBUSTER INVESTMENT PLAN
                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2001

                                      INDEX
                                      -----

                                                                          Page
                                                                          ----

(a) Financial Statements:
       Report of Independent Accountants ............................      1

       Statements of net assets available for benefits
           at December 31, 2001 and December 31, 2000 ...............      2

       Statement of changes in net assets available for benefits
           for the year ended December 31, 2001 .....................      3

       Notes to financial statements ................................      4

                                                                       Schedules
                                                                       ---------

       Supplemental Schedules:
           Schedule of assets (held
                at end of year) at December 31, 2001 ................      I
           Schedule of reportable transactions
                for the year ended December 31, 2001 ................     II

       All other schedules are omitted as not applicable or not required.

(b) Exhibit:
       I - Consent of Independent Accountants

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                             BLOCKBUSTER INVESTMENT PLAN

Date:  June 28, 2002                  By:         /s/ John Jacobs
                                           ---------------------------------
                                                      John Jacobs
                                           Member of the Retirement Committee

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and
Administrator of the
Blockbuster Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year at December 31, 2001, and reportable transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
June 24, 2002

                           BLOCKBUSTER INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                December 31,
                                                                    --------------------------------------
 Assets:                                                                  2001                  2000
 ------                                                             --------------          --------------
 Investments, at fair value:
    Registered investment companies ...........................      $   26,080,888          $   27,839,883
    Collective investment trusts ..............................           5,879,007               1,867,683

    Viacom Inc. Class A Common Stock ..........................              95,265                 111,192
    Viacom Inc. Class B Common Stock ..........................          16,307,059              18,227,453
    Blockbuster Inc. Class A Common Stock .....................           9,010,698               1,345,241
    Loans to participants .....................................           2,815,931               2,561,564
    Preferred Stock ...........................................                 541                     385

 Investments, at contract value:
    Plan's interest in Master Trust ...........................                  --               3,086,344
                                                                     --------------          --------------

            Total investments .................................          60,189,389              55,039,745
                                                                     --------------          --------------

 Cash and cash equivalents ....................................               1,314                      --

 Receivables:
     Investment income ........................................               9,692                   7,549
     Contributions:
       Employee ...............................................             274,691                 238,924
       Employer ...............................................             142,331                  88,825
                                                                     --------------          --------------
 Total assets .................................................          60,617,417              55,375,043

 Liabilities:
 -----------
     Plan expenses payable ....................................               1,976                   4,059
                                                                     --------------          --------------


 Net assets available for benefits ............................      $   60,615,441          $   55,370,984
                                                                     ==============          ==============

   The accompanying notes are an integral part of these financial statements.

                           BLOCKBUSTER INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   Year ended
                                                               December 31, 2001
                                                               ----------------

 Additions to net assets attributed to:
     Contributions:
         Employee ........................................     $   7,996,505
         Employer ........................................         3,876,925
         Rollovers, net ..................................           480,356

     Investment income ...................................         1,085,832

     Plan's interest in Master Trust investment income ...           133,515
                                                               -------------


        Total additions ..................................        13,573,133
                                                               -------------

 Deductions to net assets attributed to:

    Participants' benefits paid ..........................        (6,306,843)
    Plan expenses ........................................           (34,365)
    Net depreciation in fair value of investments ........        (1,987,468)
                                                               -------------

 Total deductions ........................................        (8,328,676)
                                                               -------------

         Net increase ....................................         5,244,457

 Net assets available for benefits, beginning of period ..        55,370,984
                                                               -------------

 Net assets available for benefits, end of period ........     $  60,615,441
                                                               =============

   The accompanying notes are an integral part of these financial statements.

                          BLOCKBUSTER INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution 401(k) plan, which was adopted on February 8, 1999 and became effective on May 1, 1999. The Plan is offered on a voluntary basis to all eligible full-time and part-time employees of Blockbuster Inc. (the "Company" or "Blockbuster") and its participating subsidiaries. The Company is a majority owned subsidiary of Viacom Inc. ("Viacom").

Eligibility
-----------

Full-time employees are generally eligible to participate in the Plan on the first day of the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service. Eligibility service is generally based on the number of days for which a full-time employee is given service credit. Part-time employees are generally eligible to participate in the Plan on the first day of the month following the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service, with eligibility service generally being defined as a consecutive 12-month period in which a part-time employee works at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee (the "Retirement Committee") appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right to amend the Plan at any time through action of the Retirement Committee and to terminate the Plan at any time through action of its Board of Directors, provided that such action is in accordance with applicable law.

Investment and Participant Accounts
-----------------------------------

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets.

Plan participants have the option of investing their contributions or existing account balances among the following:

Growth
------
Putnam S&P 500 Index Fund
Putnam Investors Fund
Putnam Voyager Fund
EuroPacific Growth Fund
Viacom Class B Stock Fund
Blockbuster Stock Fund

Growth and Income
-----------------
The George Putnam Fund of Boston
The Putnam Fund for Growth and Income

Income
------
Putnam Income Fund

Capital Preservation
--------------------
Putnam Stable Value Fund (available after August 31, 2001)
Certus Interest Income Fund (available until August 31, 2001)

                             BLOCKBUSTER INVESTMENT

Each of the funds, except for the EuroPacific Growth Fund, the Viacom Class B Stock Fund, the Viacom Class A Stock Fund (not a current investment option) and the Blockbuster Stock Fund, are managed by either Putnam Management Company, Inc. or the Trustee. Each of the funds, except for the EuroPacific Growth Fund, are identified as parties-in-interest.

Through March 24, 2002, investment elections were required to be in multiples of 5%. Effective March 25, 2002, the Plan was amended to provide that such elections may be in multiples of 1%. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, to the extent participants exercise control over the investment of contributions in accordance with the requirements of Section 404(c), neither the Plan nor any other Plan fiduciary will be responsible for any losses that may occur as a result of the participant's investment decisions.

Since July 1, 2000, matching employer contributions have been automatically invested in the Blockbuster Stock Fund, which is invested solely in shares of Blockbuster Class A Common Stock. Until March 25, 2002, these contributions could not be transferred to any other investment fund offered under the Plan. Prior to July 1, 2000, employer matching contributions under the Plan were automatically invested in the Viacom Class B Stock Fund. Until March 25, 2002, these contributions could not be transferred to any other investment fund offered under the Plan except the Blockbuster Stock Fund. Effective March 25, 2002, the Plan was amended to permit the transfer of employer matching contributions invested in the Blockbuster or Viacom stock funds into any other investment fund offered by the Plan.

Investment in Master Trust
--------------------------

Effective January 1, 1996, Viacom entered into a master trust agreement (the "Master Trust") with the Trustee to combine certain assets of the Viacom Investment Plan (the "VIP"), currently known as the Viacom 401(k) Plan, and affiliated companies' plans for the purpose of permitting such assets to be managed by Certus. The Plan, upon its establishment, was included in the Master Trust. Effective September 1, 2001, the Plan ceased to participate in the Master Trust, and the Master Trust investment balances associated with the participants in the Plan were transferred to the Putnam Stable Value Fund. Prior to September 1, 2001, net investment assets and net investment earnings on the investments of the Master Trust were allocated daily to the plans participating in the Master Trust. Such allocation was based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions, disbursements, or spinoffs attributable to specific participating plans. Note 7 sets forth the Plan's proportionate interest in the Master Trust and certain financial information of the Master Trust.

Contributions
-------------

Through December 31, 2000, the Plan permitted participants to contribute up to 15% of annual compensation (as defined by the Plan) on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. Effective January 1, 2001, the Plan was amended to provide that participants could no longer make after-tax contributions to the Plan. Through December 31, 2000, the employer's matching contribution was equal to (i) 50% of the first 6% of annual compensation that was contributed by the participant on a before-tax basis if base pay was $65,000 or less at a specified date or (ii) 50% of the first 5% of annual compensation contributed by the participant on a before-tax basis if base pay was greater than $65,000. Effective January 1, 2001, the Plan was amended to provide that for future periods, the employer's matching contribution will be equal to (i) 100% of the first 3% of annual compensation contributed and 50% of the next 2% of annual compensation contributed if the participant is not a "highly compensated employee," as determined under Internal Revenue Service ("IRS") rules; or (ii) 50% of the first 5% of annual compensation contributed if the participant is a "highly compensated employee." For the 2001 Plan year, any employee whose prior year's earnings (as defined under the Plan) exceeded $85,000 was a highly compensated employee for Plan purposes. Pursuant to IRC limits, total compensation considered under the Plan for purposes of determining contribution limits could not exceed $170,000 for both 2001 and 2000.

An employee is permitted to rollover into the Plan at any time part or all of the employee's eligible distributions from other tax-qualified savings plans, including profit-sharing plans, pension plans and certain individual retirement arrangements.

The IRC limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $10,500 for both 2001 and 2000. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which (i) for 2001 was equal to the lesser of $35,000 or 25% of earnings (as defined under the Plan) and (ii) for 2000 was equal to the lesser of $30,000 or 25% of earnings.

All contributions made to the Plan on an annual basis prior to 2001 were subject to potential further limitations due to certain non-discrimination tests prescribed by the IRC. The amendments to the Plan, effective

                             BLOCKBUSTER INVESTMENT

January 1, 2001, were effected in part in order to satisfy a "safe harbor" plan design approved by the IRS. Plans that satisfy the safe harbor requirements are not required to pass these contribution discrimination tests.

Loans to Participants
---------------------

Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. Loans are secured by the participant's remaining account balance. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate, and a participant can only have one loan outstanding at any time. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest are specifically identified in the respective participants' accounts and allocated in accordance with their current investment elections.

Vesting
-------

Effective January 1, 2001, the Plan was amended to provide that all employer contributions are 100% vested at the time of contribution. Through December 31, 2000, subject to certain exceptions, the employer's matching contribution vested at 20% per year of vesting service, and became fully vested after five years of vesting service. If participants terminated employment prior to being vested in their employer matching contributions and received a distribution of the vested portion of their account, the non-vested portion of their account was forfeited and used to pay administrative expenses and to fund future employer matching contributions; provided that re-employed participants could request that forfeited amounts be restored to their accounts under certain circumstances. Participants with vested account balances exceeding $5,000 who did not receive a distribution of the vested portion of their account after termination of employment forfeited the non-vested portion after incurring a five year break-in-service (calculated in accordance with the Plan), with forfeited amounts being used as discussed above. All active participants on January 1, 2001 became fully vested in any employer contributions made previously to their account. Participants whose employment terminated prior to January 1, 2001 continued to be subject to the forfeiture provisions in place prior to January 1, 2001. Employer matching contributions of $58,077 for the year ended December 31, 2001 were forfeited in connection with these provisions. During 2001, $44,310 of this amount was used to offset employer contributions and administrative expenses.

Payment of Benefits Upon Termination of Employment or Disability
----------------------------------------------------------------

Subject to certain IRC limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Withdrawals During Employment
-----------------------------

Participants in the Plan who are still actively employed may elect to withdraw part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may also elect to withdraw all or part of their before-tax contributions and matching contributions and earnings thereon.

Through December 31, 2000, participants who were in the Plan or the VIP at least five years could elect to withdraw up to 100% of their vested employer matching contributions and earnings thereon, while those who had participated less than five years were limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal, including earnings thereon. Effective January 1, 2001, participants who have been in the Plan or the VIP at least five years may elect to withdraw up to 100% of their employer matching contributions contributed prior to January 1, 2001. Participants who have not been in the Plan or the VIP at least five years may elect to withdraw up to 100% of their employer matching contributions contributed prior to January 1, 2001 that were remitted at least two years previously.

                             BLOCKBUSTER INVESTMENT

Through December 31, 2000, a participant could obtain a hardship withdrawal of the vested portion of his or her employer matching contributions and before-tax contributions, irrespective of age, provided that the requirements for hardship were met. Effective January 1, 2001, a participant may not obtain any withdrawal of employer matching contributions contributed after December 31, 2000, including for hardship, until the participant reaches age 59 1/2. Participants can still obtain hardship withdrawals of any before-tax contributions, irrespective of age.

With the exception of hardship withdrawals, participants are limited to one withdrawal in any calendar year. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities
----------------------

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses
-------------

The Company pays for expenses incurred in connection with the administration of the Plan, to the extent not covered by forfeitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
-----------------

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition
-------------------------------------------

Short-term money market obligations are carried at cost, which approximates fair value due to the short-term maturity of these investments. Viacom Class A Common Stock and Class B Common Stock, Blockbuster Class A Common Stock, and the Preferred Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies and the Putnam S&P 500 Index Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. The Putnam Stable Value Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts, and is reported at the book value, or cost plus accrued interest, of the underlying investment contracts. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2001 and 2000. The loans outstanding as of December 31, 2001 carry interest rates ranging from 7.0% to 10.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                             BLOCKBUSTER INVESTMENT

Risks and Uncertainties
-----------------------

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 3 - INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                                      At December 31,
                                                 -------------------------------------------------------
                                                           2001                         2000
                                                           ----                         ----
                                                    Units      Net Assets        Units       Net Assets
                                                    -----      ----------        -----       ----------
     Viacom Inc. Class B Common Stock ........     369,356     $16,307,059       389,892     $18,227,453
     Blockbuster Inc. Class A Common Stock ...     357,567     $ 9,010,698       160,626     $ 1,345,241
     Putnam Voyager Fund .....................     443,617     $ 7,883,070       387,062     $ 9,254,648
     Putnam Investors Fund ...................     498,407     $ 5,811,429       451,659     $ 6,987,158
     The Putnam Fund for Growth and Income ...     274,341     $ 4,872,303       238,974     $ 4,674,334
     Putnam Stable Value Fund ................   3,564,975     $ 3,564,975            --     $        --
     EuroPacific Growth Fund .................     118,377     $ 3,180,796       104,234     $ 3,267,749
     Plan's Interest in Master Trust .........          --     $        --     3,086,344     $ 3,086,344

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

     Registered Investment Companies:
     --------------------------------
        Putnam Voyager Fund ........................  $   (2,403,834)
        The Putnam Fund for Growth and Income ......        (443,080)
        EuroPacific Growth Fund ....................        (473,343)
        The George Putnam Fund of Boston ...........         (59,675)
        Putnam Investors Fund ......................      (1,746,073)
        Putnam Income Fund .........................          26,240
                                                      --------------
                                                          (5,099,765)

     Collective Investment Trusts:
     -----------------------------
        Putnam S&P 500 Index Fund ..................        (227,469)
        Putnam Stable Value Fund ...................              --
                                                      --------------
                                                            (227,469)

     Other Investments:
     ------------------
        Viacom Inc. Class A Common Stock ...........          (5,505)
        Viacom Inc. Class B Common Stock ...........        (747,802)
        Blockbuster Inc. Class A Common Stock ......       4,092,604
        Preferred Stock ............................             469
                                                      --------------
                                                           3,339,766

            Net depreciation .......................  $   (1,987,468)
                                                      ==============

                             BLOCKBUSTER INVESTMENT

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

                                                                                            At December 31,
                                                                                ----------------------------------------
Net Assets:                                                                            2001                   2000
                                                                                       ----                   ----
     Viacom Inc. Class A Common Stock .......................................   $           4,738       $          5,032
     Viacom Inc. Class B Common Stock .......................................   $       9,731,588       $     11,682,691
     Blockbuster Inc. Class A Common Stock ..................................   $       8,201,391       $      1,169,392
                                                                                     Year Ended December 31, 2001
                                                                                ----------------------------------------
Changes in Net Assets:
Contributions ..............................................................            $      3,876,925
Net appreciation ...........................................................                   3,215,190
Benefits paid to participants ..............................................                  (1,954,600)
Other ......................................................................                     (56,913)
                                                                                        ----------------
                                                                                        $      5,080,602
                                                                                        ================
NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                                                               December 31,
                                                                                ----------------------------------------
                                                                                       2001                   2000
                                                                                       ----                   ----
Net assets available for benefits per the financial statements ...............  $      60,615,441       $     55,370,984
     Amounts allocated to withdrawing participants ...........................            (24,799)               (39,910)
                                                                                -----------------       ----------------
Net assets available for benefits per the Form 5500 ..........................  $      60,590,642       $     55,331,074
                                                                                =================       ================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:
     Benefits paid to participants per the financial statements ..............   $      6,306,843
     Add: Amounts allocated to withdrawing participants
        at December 31, 2001 .................................................             24,799
     Less: Amounts allocated to withdrawing participants
        at December 31, 2000 .................................................            (39,910)
                                                                                 ----------------
     Benefits paid to participants per the Form 5500 .........................   $      6,291,732
                                                                                 ================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

NOTE 6 - INCOME TAX STATUS

The Company has filed an application for an initial favorable determination letter from the IRS with respect to the qualified status of the Plan under
Section 401(a) of the IRC. That application is pending. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                             BLOCKBUSTER INVESTMENT

NOTE 7 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Master Trust was 5.8% at September 1, 2001 and 5.6% at December 31, 2000, and the allocated share of investment income for the eight-month period ended September 1, 2001 was 5.6%. The allocated share of investment income percentage reflects the income earned over the period that the Plan was part of the Master Trust over the total amount earned by the Master Trust during the period.

The following table presents the fair value of investments of the Master Trust:

                                                                    At September 1,          At December 31,
                                                                    ---------------          ---------------
                                                                          2001                     2000
                                                                          ----                     ----
   Certus Interest Income Fund:
      Guaranteed investment contracts ...........................   $    17,676,915          $    16,563,962
      Synthetic investment contracts ............................        38,608,650               35,832,613
      Putnam short-term investment fund .........................         3,168,830                2,576,896
                                                                    ---------------          ---------------
            Net Investments in Master Trust .....................   $    59,454,395          $    54,973,471
                                                                    ===============          ===============

Investment income of the Master Trust for the eight-month period ended September 1, 2001 is as follows:

   Certus Interest Income Fund:
      Guaranteed investment contracts ...........................    $      730,916
      Synthetic investment contracts ............................         1,529,546
      Putnam short-term investment fund .........................           144,695
      Investment manager fees ...................................           (13,589)
                                                                     --------------
                Net Investment Income ...........................    $    2,391,568
                                                                     ==============

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. At September 1, 2001 and December 31, 2000, the fair value of such assets in the aggregate was $60,945,385 and $55,572,187, respectively, with an average yield of 6.28% and 6.61% for the eight-month period ended September 1, 2001 and the year ended December 31, 2000, respectively. The return on assets for the eight-month period ended September 1, 2001 was 6.44%.

                                                                      SCHEDULE I

                           BLOCKBUSTER INVESTMENT PLAN
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT
                                DECEMBER 31, 2001
                                -----------------

                                                                                Unit/ Principal
                                                                                Amount/Shares/
                                                                                 Maturity and              Current
    Identity of issue, borrowing lessor or similar party                        Interest Rates              Value
    ----------------------------------------------------                        --------------              -----

    Registered Investment Companies:
*      Putnam Voyager Fund ..........................................              443,617             $   7,883,070
*      The Putnam Fund for Growth and Income ........................              274,341                 4,872,303
       EuroPacific Growth Fund ......................................              118,377                 3,180,796
*      The George Putnam Fund of Boston .............................              151,567                 2,541,770
*      Putnam Investors Fund ........................................              498,407                 5,811,429
*      Putnam Income Fund ...........................................              274,773                 1,791,520


    Collective Investment Trusts:
*      Putnam S&P 500 Index Fund ....................................               83,089                 2,314,032
*      Putnam Stable Value Fund .....................................            3,564,975                 3,564,975

    Other Investments:
*      Viacom Inc. Class A Common Stock .............................                2,153                    95,265
*      Viacom Inc. Class B Common Stock .............................              369,356                16,307,059
*      Blockbuster Inc. Class A Common Stock ........................              357,567                 9,010,698
       Preferred Stock ..............................................                    4                       541



*   Loans to participants ...........................................  Various maturities                  2,815,931
                                                                       and interest rates              -------------
                                                                       ranging from 7.0% to 10.5%

       Total investments ............................................                                  $  60,189,389
                                                                                                       =============


* Identified as a party-in-interest to the Plan.

                                                                     SCHEDULE II

                           BLOCKBUSTER INVESTMENT PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                      ------------------------------------

                                                                                                             Current
                                                                                    Expenses                  Value
                                                                                    Incurred               of Asset on
                                                     Purchase    Selling  Lease       With       Cost of   Transaction   Net Gain
                               Description of Asset    Price      Price   Rental   Transaction    Asset        Date       (Loss)
                               --------------------    -----      -----   ------   -----------    -----        ----       ------

Single Transactions:
--------------------
None

Series Transactions:
--------------------
Blockbuster Inc. Class A
Common Stock ...............      216,751 Units    $3,839,030      n/a     n/a        n/a      $3,839,030   $3,839,030      n/a



The above transactions and series of transactions are in excess of 5 percent of the fair value of the Plan's assets as of December 31, 2000, as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

All of the above are parties-in-interest.


                                       S-2